Exhibit 99.4

CROSBY

CAPITAL PARTNERS

STRICTLY PRIVATE AND CONFIDENTIAL

17 November 2004

A-MAX Technology Co., Ltd.

12th Floor, Remington Centre

23 Hung To Road

Kwun Tong

Hong Kong

Attn.: Mr. Victor Chan, President

Dear Sirs,

Crosby Capital Partners (Hong Kong) Limited (“Crosby”) (and/or its affiliate SBI Crosby Limited (“SBI Crosby”), as appropriate, collectively “Crosby/SBI Crosby”) is pleased to confirm our role as the financial adviser to A-MAX Technology Co., Ltd.
(“A-MAX” or the “Company”) in relation to the arrangement, on a best efforts basis, of a Pre-IPO investment in the shares of the Company (the “Transaction”).

In the event that A-MAX seeks to list its shares on an internationally recognised stock exchange including, but not limited to, Hong Kong, Singapore, or the United States after completion of the Transaction, A-MAX agrees to grant Crosby/SBI Crosby the right of first refusal to act as the financial advisor, subject to the consent of SBI E2-Capital Group, and a syndicate member of A-MAX’s IPO transaction.

1.	Scope of Work

The scope of Crosby’s/SBI Crosby’s work includes:

-	identifying and introducing suitable corporate and/or other strategic/financial investors to invest in the shares of A-MAX;

-	assisting in preparing A-MAX’s marketing materials, including, but not limited to, an investment summary and investment memorandum (if deemed necessary), and introducing relevant executives of A-MAX to prospective investors;

-	advising and assisting in negotiation of investment terms with prospective investors (if required by A-MAX);

Crosby Capital Partners (Hong Kong) Limited

2801 Citibank Tower, 3 Garden Road, Central, Hong Kong Tel: (852) 2169 2800 Fax: (852) 2169 0009

-	advising and assisting in the negotiation and execution of relevant investment documentation.

Crosby/SBI Crosby shall not be responsible for providing specialist or technical advice (e.g. on legal, regulatory, actuarial, accounting or taxation matters), which would normally be obtained from other advisers. Crosby/SBI Crosby will be entitled to rely on all such advice and work performed and information provided by A-MAX and its other advisers without taking independent steps to verify its completeness and accuracy.

2.	Validity Period

The Transaction shall become effective on the date on which A-MAX shall have delivered a signed copy of this letter to Crosby/SBI Crosby, and continue until expiration described in Clause 3 headed “Expiration” of this letter, unless terminated earlier pursuant to the terms set out in Clause 5 headed “Termination” of this letter.

3.	Expiration

The obligations of the parties to the Transaction shall cease on the earlier of:

(i)	the closing of the Transaction (the “Closing Date”) or

(ii)	12 months or a later date to be confirmed in writing between Crosby/SBI Crosby and the Company. Notwithstanding the foregoing, the provisions of Clauses 4, 6, 7, 8 and 9 shall survive the Expiration of the Transaction.

4.	Information and Confidentiality

Crosby/SBI Crosby will solely base their advice on the information provided and representations made by A-MAX to perform its engagement hereunder.

The Company will use its good faith to provide true, accurate and complete information to Crosby/SBI Crosby and A-MAX will hold Crosby/SBI Crosby harmless against any and all losses, claims, damages or liabilities to any person in connection with or as a result of any misrepresentation made by the Company. Crosby/SBI Crosby also reserve the right to take action against
A-MAX for any and all losses, claims, damages or liabilities to any person in connection with or as a result of any misrepresentation made by the Company.

Crosby/SBI Crosby agree to keep all matters directly relating to the Transaction as well as any information it receives from
A-MAX as part of its due diligence review confidential. Crosby/SBI Crosby will not issue any announcement concerning this Transaction without the prior consent of the Company, except for such disclosures as may be required by law or regulation. In case any such disclosure is required, Crosby/SBI Crosby shall use their best efforts to amend the announcement to conform to the reasonable request of A-MAX prior to making such disclosure.

Crosby/SBI Crosby further acknowledges that in connection with the Transaction, A-MAX will disclose to Crosby and/or SBI Crosby certain information concerning the business or affairs of the Company. Crosby/SBI Crosby undertake to keep private and confidential any such information concerning the business or affairs of A-MAX or any matter arising out of or in direct connection with the Transaction. Any such information shall not be disclosed to any third party (save as required by law or regulation) without the prior consent of A-MAX, except to employees and advisors of Crosby/SBI Crosby, directly connected with the analysis and evaluation of such information and with a need to know such information. All reasonable steps shall be taken by Crosby/SBI Crosby to ensure that their respective employees and advisors comply with the obligation to keep such information private and confidential. Crosby/ SBI Crosby, as appropriate, will also consult with the Company prior to sharing information with potential investors.

5.	Termination

Crosby/SBI Crosby or A-MAX may terminate the Transaction by 30 days prior written notice, and payment by A-MAX to Crosby/ SBI Crosby of all actual and documented out-of-pocket expenses accrued or incurred by Crosby/SBI Crosby up until the date of termination, as well as payments due to Crosby/SBI Crosby as detailed in Clause 6 of this letter. Crosby/SBI Crosby will also receive success fees for the Transaction as detailed in Clause 6 of this letter, if potential investors introduced by Crosby and/or SBI Crosby complete the Transaction or a similar transaction within 12 months of the Transaction. Crosby/SBI Crosby will also receive the Success Fee for the Transaction as detailed in Clause 6(A) of this letter, if potential investors introduced by Crosby/SBI Crosby complete the Transaction or a similar transaction within 12 months of the Termination of the Transaction.

6.	Fees & Out of Pocket Expenses

(A) Fees & Commission

Financial Advisory Fee

Crosby/SBI Crosby will charge A-MAX an advisory and documentation fee of forty thousand US dollars (US$40,000), US$ 15,000 of which would become payable in cash immediately upon signing of this engagement letter and the remaining balance of US$25,000 would become payable in cash upon the Closing Date.

Success Fee

Crosby/SBI Crosby will also charge A-MAX a success-based commission (the “Success Fee”) equivalent to i) 3.5% of the gross proceeds raised from the investors procured by Crosby/SBI Crosby; or ii) 0.5% of the gross proceeds raised from the investors not procured by Crosby/SBI Crosby, but completion of which is facilitated by Crosby/SBI Crosby. The Success Fee will be payable by A-MAX upon the Closing Date. In the event that the Transaction is consummated in one or more steps, any additional or deferred finance raised or to be raised in any subsequent step in the Transaction shall be included for the purposes of calculating the Success Fee due to Crosby/SBI Crosby pursuant to his paragraph.

(B) Out of Pocket Expenses

In additional to the Fees & Commission mentioned above, A-MAX agrees to reimburse Crosby/SBI Crosby for all actual and reasonable out-of-pocket costs (including, but not limited to, air-travel, lodging, telecommunication, photocopying, and subsistence) incurred by Crosby/SBI Crosby in connection with the Transaction. All fees, costs and expenses incurred in connection with external consultants, including, inter alia, legal, technical, tax and accounting experts, from which Crosby/SBI Crosby solicits advice shall be for the account of A-MAX and billed directly by such consultants to the Company.

All out-of-pocket expenses and fees, costs and expenses shall be payable to Crosby/SBI Crosby by A-MAX within ten (10) days of receipt of invoice. All sums payable shall be paid in full without withholding or deduction for or on account of any tax, duty, assessment or governmental charge of any nature, unless such withholding or deduction is required by law, in which event,
A-MAX will pay to Crosby/SBI Crosby such additional amount as will result, after such withholding or deduction, in the receipt by Crosby/SBI Crosby of sums equal to those that Crosby/SBI Crosby would have received had no such withholding or deduction been made.

7.	Indemnity

a)	A-MAX undertakes with Crosby/SBI Crosby (and for any of their respective associate or holding companies or subsidiaries and as trustee for their respective directors, officers, employees or agents (“Indemnified Persons”)) to indemnify and keep indemnified and hold harmless the Indemnified Persons against:

(i)	all claims, actions, demands, liabilities, investigations, proceedings, awards or judgements (“Claims”) made, instituted, threatened, alleged against or involving any of the Indemnified Persons;

(ii)	all losses, costs, charges and expenses (including, but not limited to, fees and expenses incurred in connection with the investigation, preparation for or defence of any inquiry, inspection or investigation or any pending or threatened litigation or proceedings) (“Losses”) which any of the Indemnified Persons may suffer or incur; and

(iii)	any liability of whatsoever nature which the Indemnified Persons may suffer or incur,

and which in any case are directly or indirectly occasioned by or result from or are attributable to Crosby’s/SBI Crosby’s roles in connection with the Transaction, save to the extent that the same shall have been finally judicially determined to have arisen from the gross negligence or wilful misconduct of the Indemnified Person concerned provided that this exclusion shall not apply in respect of any Loss incurred by an Indemnified Person as a consequence of breach by A-MAX of its obligations to Crosby/SBI Crosby and the relevant Indemnified Person. The indemnities in this paragraph shall survive any termination of the agreement set out in this letter and shall be in addition to any rights that Crosby/SBI Crosby or any other Indemnified Person may have at common law or otherwise.

(b)	If Crosby/SBI Crosby become aware of any Claim relevant for the purposes of this Clause 7, they shall notify A-MAX thereof giving reasonable particulars of the Claim, provided that failure by Crosby/SBI Crosby to give such notification shall not relieve A-MAX from its obligation to indemnify under this Clause 7.

(c)	A-MAX agrees that it will not, without the prior written consent of Crosby/SBI Crosby, settle or compromise or consent to the entry of any judgement with respect to any pending or threatened Claim in respect of which indemnification may be sought under this Clause 7, unless such settlement, compromise or consent includes an unconditional release of Crosby/SBI Crosby from all liability arising from such Claim.

(d)	If any amount becomes payable under this indemnity, A-MAX shall pay such additional amount (if any) as is required such that, the net amount received by the relevant Indemnified Person, after all deductions and withholdings required to be made from such aggregate payment and all taxation suffered in respect of its receipt, will equal the full amount which would have been received had no such deduction or withholding been made and had no such taxation been suffered.

8.	Amendments, complete agreement

The agreement set out in this letter may not be amended or modified except in writing by all parties. This letter contains the entire agreement between A-MAX and Crosby/SBI Crosby and supersedes and cancels all prior communications, understandings and agreements, written or oral, between the parties.

9.	Governing Law and Submission to Jurisdiction

The Transaction shall be governed by and shall be construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and Crosby/SBI Crosby and A-MAX irrevocably submit to the jurisdiction of the Hong Kong courts in connection with any matter arising out of them.

Please acknowledge your acceptance of the terms and conditions of the Transaction by signing the enclosed copy of this letter and returning it to us.

Yours faithfully,

For and on behalf of	For and on behalf of
Crosby Capital Partners (Hong Kong)Limited	SBI Crosby Limited

D. C. Lee	D. C. Lee
Managing Director	Chief Executive Officer
Date:	Date:

We hereby confirm our acceptance of the terms of this letter

For and on behalf of
A-MAX Technology Co., Ltd.

Victor Chan
President
Date: